Exhibit 99.83

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Highlander Silver Corp. (“Highlander” or the “Company”)

2500 – 100 King Street W,

Toronto, ON M5X 1A9

2.	DATE OF MATERIAL CHANGE

January 27, 2026, and January 30, 2026.

3.	NEWS RELEASE

The Company’s news releases dated January 27, 2026, and January 30, 2026, were disseminated through the facilities of Access Newswire and filed on SEDAR+.

4.	SUMMARY OF MATERIAL CHANGE

Highlander Silver Corp. announced that Mr. Eric Sprott, an arm’s length strategic investor, agreed to purchase an aggregate of 8,060,226 common shares in the capital of the Company (the “Offered Shares”) at a price of C$6.80 per Offered Share for aggregate gross proceeds of US$40,000,000 to the Company on a non-brokered private placement basis (the “Offering”). The Offering closed on January 30, 2026.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Highlander Silver Corp. announced that Mr. Eric Sprott, an arm’s length strategic investor, agreed to purchase an aggregate of 8,060,226 Offered Shares at a price of C$6.80 per Offered Share for aggregate gross proceeds of US$40,000,000 to the Company pursuant to the Offering. The Offering closed on January 30, 2026.

The Company intends on using the net proceeds from the Offering to fund the advancement of the Company’s mineral projects and for working capital and general corporate purposes.

Forward-looking statements

Certain information contained herein constitutes “forward-looking information” under Canadian securities legislation. This includes, but is not limited to, the intended use of the net proceeds from the Offering. Such forward looking information or statements can be identified by the use of words such as “ramp up”, “attempting”, “intends”, “believes”, “plans”, “suggests”, “targets” or “prospects” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of precious and base metals, accident, labour disputes and other risks of the mining industry, delays in obtaining governmental or stock exchange approvals or financing, and uncertainties related to the review and approval of the listing application and satisfaction of all applicable listing and regulatory requirements to list on the NYSE American. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICERS

Tom Ladner, General Counsel, (604) 638-1470

9.	DATE OF REPORT

February 3, 2026